EXHIBIT 99.1
For release at 6:30 a.m.
Contacts:
Robert F. Doman, President & CEO — 978.909.2216
Richard Christopher, VP Finance & CFO — 978.909.2211
Chad Rubin, Investor Relations Contact, The Trout Group LLC — 646.378.2947
DUSA Pharmaceuticals Reports
First Quarter 2009 Corporate Highlights and Financial Results
Q1 Domestic PDT Revenues up 21% year over year;
BLU-U® unit sales up 45%
WILMINGTON, Mass. — May 12, 2009 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products targeting patients with common skin conditions, reported today its corporate highlights and financial results for the first quarter ended March 31, 2009.
Highlights for the first quarter include:
•	Domestic PDT revenues for the first quarter of 2009 improved by $1.1 million or 21% as compared to the first quarter of 2008.

•	Domestic Kerastick® revenues for the quarter increased by $0.9 million or 19% year over year.

•	There were 81 BLU-U® units sold during the first quarter of 2009, representing a 45% increase over the first quarter of 2008.
Management Comments:
“While total revenues were down $0.8 million versus the prior year quarter, due primarily to the loss of Nicomide® revenues, our domestic PDT business continues to show strong growth,” stated Robert Doman, President and CEO. “Domestic PDT revenues for the quarter improved to $6.3 million, representing a 21% increase year over year.”
“We are pleased with the success we have experienced in our BLU-U® sales volumes over the last two consecutive quarters. We believe that the 45% year over year volume increase realized in the first quarter is indicative of the continued acceptance of our therapy by the medical dermatology community,” continued Doman.
“International Kerastick® revenues were down $0.2 million versus the prior year quarter, due primarily to initial launch quantities sold in Korea during the first quarter of 2008. However, we are encouraged by the 13% sequential quarter over quarter volume growth in the international markets.”
“In the coming months, we expect continued growth of our core PDT business driven in part by the BLU-U® units placed over the last few quarters. We will also be working to expand the therapeutic uses of our PDT products through both the expansion of our BLU-U® claims and the advancement of our solid organ transplant recipients (SOTRs) clinical trial,” concluded Doman.
First Quarter 2009 Financial Results:
Total product revenues were $7.1 million in the first quarter of 2009, down 10% from $7.9 million in the first quarter of 2008. PDT revenues totaled $6.7 million, up $0.9 million or 15% from $5.8 million for the comparable 2008 period. The increase in PDT revenues was attributable to a 13% increase in Kerastick® revenues and a 35% increase in BLU-U® revenues. The Kerastick® revenue increase was driven by an 8% increase in our domestic Kerastick® volume and a 14% increase in our average selling price. Overall Kerastick® sales volumes were relatively flat year over year, there were 51,947 units sold in the first quarter of 2009 and 52,110 units sold in the first quarter of 2008. Domestic Kerastick® sales volumes increased by 3,366 units or 8% and were fully offset by a 3,529 unit decrease in our international sales volumes caused mainly by initial stocking orders placed in Korea during the first quarter of 2008. The BLU-U® revenue increase was driven by a 45% increase in sales volume. There were 81 units sold during the quarter, representing a 25 unit increase over the prior year quarterly total of 56 units. Non-PDT revenues totaled $0.4 million versus $2.1 million for the comparable 2008 period. Non-PDT revenues were adversely impacted by the absence of Nicomide® sales during the first quarter of 2009. In response to discussions with the Food and Drug Administration (FDA) regarding our marketing of certain products considered by the FDA to be marketed unapproved drugs, the Company stopped shipping Nicomide® into the wholesale channel in June of 2008.
DUSA’s net loss on a GAAP basis for the first quarter of 2009 was ($1.6) million or ($0.07) per common share, compared to a net loss of ($1.3) million or ($0.05) per common share in the first quarter of 2008. The increase in our net loss was primarily the result of the year over year shortfall in our Non-PDT revenues which was partially offset by incremental PDT revenues, lower operating costs due to the absence of spending on our Phase IIb acne clinical trial which concluded in 2008, and a Prescription Drug User Fee Act (PDUFA) charge accrued in the prior year period.
DUSA’s non-GAAP net loss for the first quarter of 2009 was ($1.3) million or ($0.05) per common share, compared to a net loss of ($0.6) million or ($0.03) per common share in the first quarter of 2008. Please refer to the “Use of Non-GAAP Financial Measures” section and the accompanying financial table included at the end of this release for a reconciliation of GAAP results to non-GAAP results for the three month periods ending March 31, 2008 and 2009, respectively.
As of March 31, 2009, total cash, cash equivalents, and U.S. government securities were $17.9 million, compared to $18.9 million at December 31, 2008, a reduction of $1.0 million during the quarter.
Other Updates:
•	Clinical Development
•	On May 11, 2009, the Company announced the initiation of its Phase II clinical trial that will examine the safety and efficacy of broad area PDT for the treatment of actinic keratoses and the reduction of new non-melanoma skin cancer (NMSC) in high risk chronically immunosuppressed SOTRs. The 36 patient multi-center pilot study will examine SOTRs with a history of multiple annual squamous cell carcinomas to determine the efficacy of multiple courses of Levulan® plus BLU-U® treatments over a one year timeframe. The Company is seeking orphan drug designation (ODD) with respect to the prevention of cancer occurrence in these patients. An ODD application has been filed with the FDA and the Company is awaiting the agency’s decision.
•	Nicomide®
•	On April 27, 2009, the Company announced that it had amended its existing non-exclusive license agreement with River’s Edge, granting them an exclusive license to the patent that covers Nicomide® (U.S. Patent No. 6,979,468) and associated know-how, as well as a license to use the trademark associated with the licensed products. Under the amendment to the license, DUSA is required to transfer all of its rights, title and interest in and to DUSA’s patent, know-how and trademark relating to the licensed products (but not the copyright registration on the product labeling) to River’s Edge upon DUSA’s receipt of $5.0 million.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three-month and twelve-month periods were comprised of the following:

	3-months ended March 31,
	2009	2008
	(Unaudited)	(Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$5,685,000	$4,774,000
Canada	135,000	159,000
Korea	170,000	365,000
Rest of World	87,000	56,000

Subtotal Kerastick® Product Revenues	6,077,000	5,354,000
BLU-U® Product Revenues:
United States	642,000	476,000
Canada	—	—

Subtotal BLU-U® Product Revenues	642,000	476,000

Total PDT Drug & Device Product Revenues	6,719,000	5,830,000

Total Non-PDT Drug Product Revenues	419,000	2,100,000

TOTAL PRODUCT REVENUES	$7,138,000	$7,930,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	March 31,
	2009	December 31,
	(Unaudited)	2008

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,670,824	$3,880,673
Marketable securities	14,240,337	15,002,830
Accrued interest receivable	97,217	155,728
Accounts receivable, net	2,124,394	2,367,803
Inventory	2,536,328	2,812,825
Prepaid and other current assets	1,285,129	1,718,073

TOTAL CURRENT ASSETS	23,954,229	25,937,932
Restricted cash	173,976	173,844
Property, plant and equipment, net	1,835,397	1,937,978
Deferred charges and other assets	149,856	160,700

TOTAL ASSETS	$26,113,458	$28,210,454

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$386,471	$305,734
Accrued compensation	554,262	1,515,912
Other accrued expenses	3,604,287	3,226,571
Deferred revenue	944,775	611,602

TOTAL CURRENT LIABILITIES	5,489,795	5,659,819
Deferred revenues	3,586,780	4,157,305
Warrant liability	571,370	436,458
Other liabilities	230,661	244,673

TOTAL LIABILITIES	9,878,606	10,498,255

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. 24,089,452 common shares issued and outstanding at March 31, 2009 and December 31, 2008, no par, common	151,663,943	151,663,943
Additional paid-in capital	7,714,027	7,514,900
Accumulated deficit	(143,457,856)	(141,850,925)
Accumulated other comprehensive loss	314,738	384,281

TOTAL SHAREHOLDERS’ EQUITY	16,234,852	17,712,199

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$26,113,458	$28,210,454

DUSA Pharmaceuticals, Inc.
Consolidated Statement of Operations

	3-months ended March 31,
	2009	2008
	(Unaudited)	(Unaudited)

Product revenues	$7,138,269	$7,929,500
Cost of product revenues and royalties	1,938,226	1,700,317

Gross margin	5,200,043	6,229,183
Operating costs:
Research and development	1,185,095	2,186,209
Marketing and sales	3,410,104	3,057,201
General and administrative	2,141,450	2,367,824
Net gain on settlement of litigation	—	(235,600)

Total operating costs	6,736,649	7,375,634

Loss from operations	(1,536,606)	(1,146,451)

Other income:
Other Income, net	64,587	206,852
Loss on change in fair value of warrants	(134,912)	(344,542)

Net loss	$(1,606,931)	$(1,284,141)

Basic and diluted net loss per common share	$(0.07)	$(0.05)

Weighted average number of common shares	24,089,452	24,078,418

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude stock-based compensation expense, and the non-cash loss on the change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	3-months ended March 31,
	2009	2008
GAAP net loss	$(1,606,931)	$(1,284,141)
Share-based compensation (a)	199,127	331,638
Loss on change in fair value of warrants (b)	134,912	344,542

Non-GAAP adjusted net loss	$(1,272,892)	$(607,961)

Non-GAAP basic and diluted net loss per common share	$(0.05)	$(0.03)

Weighted average number of common shares	24,089,452	24,078,418

(a)	Share-based compensation expense resulting from the application of SFAS 123(R).

(b)	Non-cash loss on change in fair value of warrants.

Conference Call Details and Dial-in Information
In conjunction with this announcement, DUSA will host a conference call today:
Tuesday, May 12th — 8:30 a.m. Eastern
If calling from the U.S. or Canada use the following toll-free number:
800.647.4314
Password — DUSA
For international callers use
502.498.8422
Password — DUSA
A recorded replay of the call will be available
North American callers use 877.863.0350
International callers use 858.244.1268
The call will be accessible on our web site approximately four hours following the call at www.dusapharma.com.
About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® Photodynamic Therapy (PDT) technology platform, and complementary dermatology products. Levulan® PDT is currently approved for the treatment of Grade 1 and 2 actinic keratoses of the face and scalp. DUSA also markets other dermatology products, including ClindaReach®. DUSA is researching the use of Levulan® PDT to prevent AKs and squamous cell carcinomas in immunosuppressed solid organ transplant recipients and is supporting research related to oral leukoplakia in collaboration with National Institutes of Health (NIH). DUSA is based in Wilmington, Mass. Please visit our Web site at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to beliefs relating to reasons for volume increases in BLU-U® sales volumes; anticipated growth of the PDT business; efforts to expand therapeutic uses of PDT products; intentions for the SOTR clinical study and management’s beliefs and calculations concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, ability to continue to penetrate the market, actions by health regulatory authorities, the uncertainties regarding clinical research process and the results thereof, reliance on third parties, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2008.
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